

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Mark H. Duesenberg, Esq.
General Counsel and Secretary
Ferro Corporation
6060 Parkland Boulevard
Mayfield Heights, Ohio 44124

>   **Re: Ferro Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on March 22, 2013**
>   **File No. 001-00584**

Dear Mr. Duesenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please mark your proxy statement "Preliminary Copy." See Rule 14a-6(e)(1).

Background of Solicitation, page 16

2.   Please disclose how and why the company determined that Mr. Quinn was no longer a candidate for the chief executive officer position.

3.   We note your description of the telephone conversation on February 12, 2013. Please provide any necessary context for the statement being attributed to Mr. Lorber that "the Activist Committee does not have an issue with current Company management and that current Company management is doing the right things." For instance, if the comment

was made solely with reference to the sale of the solar paste assets, please disclose that. Furthermore, if the comment was made by Mr. Lorber in conjunction with a more general statement expressing skepticism about management's ability to maximize shareholder value, please note that as well.

Proposal 4, page 56

4.   Please disclose that you are providing this vote as required pursuant to Section 14A of the Exchange Act and disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Proposal 5, page 57

5.   Please disclose the treatment and effect of abstentions and broker non-votes with respect to this proposal. See Item 21(b) of Schedule 14A.

Shareholder Voting, page 60

6.   Please disclose whether you intend to announce, by press release or otherwise, that you have received a notice of a security holder's desire to cumulate votes if received prior to the annual meeting.

Miscellaneous, page 60

7.   Please state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. See Item 4(b)(4) of Schedule 14A.

Form of Proxy

8.   Please make the statement required by Rule 14a-4(e).

9.   Please state the order of priority of nominees to which you will allocate votes if cumulative voting is in effect, if known. If not known at this time, describe how this determination will be made. Please also provide a means for security holders to specify how they would like their votes cumulated, if cumulative voting is in effect, and a means to withhold authority to cumulate votes with respect to one or more nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Lyle G. Ganske, Esq.
        Jones Day